

Washington Mutual

Subprime Mortgage Program

January 2007

Free Writing Prospectus

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you so request.

Forward-Looking Statement



This presentation contains forward-looking statements, which are not historical facts and pertain to future operating results. These forward-looking statements are within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, statements about our plans, objectives, expectations and intentions and other statements contained in this document that are not historical facts. When used in this presentation, the words "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates," or words of similar meaning, or future or conditional verbs, such as "will," "would," "should," "could," or "may" are generally intended to identify forward-looking statements. These forward-looking statements are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond our control. In addition, these forward-looking statements are subject to assumptions with respect to future business strategies and decisions that are subject to change. Actual results may differ materially from the results discussed in these forward-looking statements for the reasons, among others, discussed under the heading "Factors That May Affect Future Results" in Washington Mutual's 2005 Annual Report on Form 10-K/A and "Cautionary Statements" in our Form 10-Q/A for the quarter ended March 31, 2006 and Forms 10-Q for the quarters ended June 30, 2006 and September 30, 2006 which include:

- Volatile interest rates and the impact on mortgage rates;
- Economic trends that negatively impact the real estate lending environment;
- Risks related to the option adjustable-rate mortgage product;
- Risks related to subprime lending;
- Operational risks;
- Risks related to credit card operations;
- Changes in the regulation of financial services companies, housing government-sponsored enterprises and credit card lenders;
- Competition from banking and nonbanking companies;
- General business and economic conditions, including movements in interest rates, the slope of the yield curve, and the potential overextension of housing prices in certain geographic markets; and
- Reputational risk.

There are other factors not described in our 2005 Form 10-K/A and 2006 Forms 10-Q and which are beyond the Company's ability to anticipate or control that could cause results to differ.

Washington Mutual

Index

 **Washington Mutual**

Subprime Mortgage Program Overview

Washington Mutual

WaMu is focusing on higher margin products

- WaMu is committed to residential mortgage lending across the entire credit spectrum

- Improve profitability by expanding into higher-margin products offering a favorable risk/return profile
  - *Long Beach Mortgage (broker-sourced subprime mortgage lender)*
  - *Subprime mortgage conduit (flow and bulk purchases)*
  - *Alt-A mortgage conduit expansion*
  - *Mortgage Banker Finance expansion (mortgage warehouse lending)*

- Leverage existing expertise and infrastructure to improve efficiency

  - *<u>Subprime mortgage acquisition platform:</u> Since 1999, WaMu has purchased $44 billion ($14 billion outstanding as of Aug. 2006) in subprime mortgages from third-parties*

  - *<u>Infrastructure:</u> Credit, compliance, capital markets, legal infrastructure already in place to serve needs of Long Beach Mortgage*

  - *<u>Above average servicing platform:</u> $45 billion in subprime mortgages serviced at September 30, 2006 on a platform that is highly rated by rating agencies*

 **Washington Mutual**

Realignment of all WaMu's residential mortgage businesses under one roof

✓ **All residential lending channels integrated into the Home Loans division in 2006**

➤ *Long Beach Mortgage previously under the Commercial division*

✓ **Capital markets realignment due to integration of residential lending channels**

➤ *All subprime mortgage capital markets activities, including Long Beach Mortgage, under the direction of one manager*

➤ *Evaluation of best execution the same no matter which channel sources the loan*

➤ *Subprime execution distinct from other product types*

✓ **Subprime servicing default management fully integrated into WaMu servicing management structure**

➤ *Upon integrating Long Beach Mortgage into Home Loans, default management for the Long Beach Mortgage portfolio also moved into Home Loans;*

➤ *Separate default management teams and strategies for prime and subprime;*

➤ *Both the Head of Servicing and the National Default Manager's careers based in subprime servicing*

Washington Mutual

WaMu Subprime Organization

```
Kerry Killinger
Chairman and CEO
```

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Steve Rotella
President & COO
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Ron Cathcart
EVP, Enterprise Risk
Officer
```

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David Schneider
President, Home Loans
```

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Arlene Hyde
Division Executive
Prime and Nonprime
Wholesale Lending
```

```
David Beck
Division Executive
Capital Markets
```

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John Berens
Division Executive
Servicing
```

```
Cheryl Feltgen
Division Executive
Chief Risk Officer
```

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Production
```

```
Operations
```

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Doug Potolsky
SVP, Subprime Mortgage
Capital Markets
```

```
Steve Champney
SVP, National Default
Manager
```

```
Alex Park
SVP, Senior Credit
Ofiicer - Subprime
```

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Appraisal Review
```

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Compliance
```

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Long Beach
Mortgage
```

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Subprime Conduit
```

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Specialty Mortgage
Finance
```

```
Prime
```

```
Subprime
```



Washington Mutual

Seasoned Management Team

Executive	Division	Title	Joined WaMu	Total Relevant Experience	Previous Employer
Doug Potolsky	Subprime Capital Markets	SVP Capital Markets	2005	25 years	JP Morgan Chase
Susan Sinn	Long Beach Mortgage	Wholesale Nonprime Operations Manager	2005	25 years	JP Morgan Chase
Dennis Lau	Specialty Mortgage Finance	FVP	1987	19 years	Washington Mutual
Jay Weisbrod	Long Beach Mortgage	Wholesale Production Manager	1994*	16 years	Beneficial
Dave Coultas	Long Beach Mortgage	FVP Capital Markets	2004	13 years	Washington Mutual
Alex Park	Credit Policy	Senior Credit Officer	2006	14 years	Fremont
John Berens	Servicing	SVP, Servicing	2005	24 years	JP Morgan Chase
Steve Champney	Servicing	SVP, Default Manager	2005	20 years	JP Morgan Chase

joined Long Beach Bank, F.S.B.

Long Beach Mortgage

a division of Washington Mutual Bank

 **Washington Mutual**

The Subprime Mortgage Industry's Most Experienced Broker-Sourced Lender



1988
Long Beach, F.S.B establishes Broker-Sourced operation

1994
Long Beach surrenders its bank charter. Broker-sourced operations expands outside California

1996
Origination volume exceeds $1 billion in 43 states

1997
Broker-sourced division sold to newly formed public company*

1999
Long Beach Mortgage Company acquired by WaMu

2004
New Strategy Implemented

2006
Long Beach Mortgage became division of WMB

* New companies commence business as Long Beach Financial Corp and Long Beach Mortgage Company, respectively

Washington Mutual

Loan Fulfillment Centers



Long Beach Mortgage* Annual Origination Volume



Billions

1998	$2.6
1999	$3.2
2000	$3.9
2001	$5.5
2002	$8.5
2003	$11.5
2004	$16.2
2005	$29.8
2006 9Mos	$15.8

* Subprime mortgage broker channel

 Washington Mutual

Improving credit standards since 2004

Jan 2004 → Disallowed < 500 FICO primary borrowers

→ Ceased lending on manufactured housing

Jun 2005 → Eliminated "D" credit eligibility

Dec 2005 → Raised minimum FICO from 575 to 600 on piggyback loans

Mar 2006 → Lowered maximum LTV for Full Doc "C" borrowers

→ Established minimum FICO score for Non-owner Occupied loans

→ Disallowed private party 2nd liens for Non-owner Occupied loans

→ Implemented DISSCO screening for all loan submissions to minimize fraud related to incorrect applicant information and property overvaluation

Apr 2006 → Increased minimum Net Disposable Income requirements

→ Reintroduced bankruptcy seasoning requirements

→ Established First Time Home Buyer definition: no residential ownership for 24 months

→ Eliminated stated income wage earner loans for First Time Homebuyers

May 2006 → Raised piggyback stated income FICO score minimum to 620

→ Established additional guidelines for First Time Homebuyers

- ✓ *Owner-occupied only*
- ✓ *Minimum credit scores established:*
  - Full Doc ≤ 90% LTV/CLTV = 550
  - Full Doc > 90% LTV/CLTV = 600
  - Stated Income = 620
- ✓ *Property type 1-2 units only*
- ✓ *Maximum combined loan amount $750k*
- ✓ *Non-financial institutions 2nd lien loans disallowed for LTV/CLTV ≥ 95%*
- ✓ *Debt-to-income ratio maximum 50%*
- ✓ *2 months reserves (PITI) required on stated income loans with LTV/CLTV > 80%*
- ✓ *Bankruptcy seasoning ≥ 36 months*
- ✓ *Payment shock maximum 200% on PITI*

 **Washington Mutual**

Improving credit standards since 2004 (cont.)

Jun 2006 → Established maximum loan of $500,000 for non-owner occupied properties with LTV > 85%

Oct 2006 → Raised minimum credit history standard for high CLTV loans

Nov 2006 → Raised piggyback stated income FICO score minimum to 640

→ Revised bankruptcy discharge seasoning requirement to be dependent on LTV/CLTV rather than borrower quality (note Premium A+ requires minimum 24 months since bankruptcy regardless of LTV/CLTV)
- ✓ *36 months: LTV/CLTV = 90.01% - 100.00% (previously 95.01% - 100%)*
- ✓ *24 months: LTV/CLTV = 85.01% - 90.00%*
- ✓ *18 months: LTV/CLTV = 80.01% - 85.00%*

→ First Time Home Buyers
- ✓ *Stated Income non-piggyback loan, established FICO minimum at 620*
- ✓ *HistoryPro report on all subject properties*

→ New guidelines for borrowers with a vested interest in a property but with no mortgage history

→ Minimum credit history
- ✓ *LTV/CLTV ≥ 90%: 1 of 3 trade lines minimum high credit balance of $2,500*
- ✓ *Premium A+: 3 trade lines with a minimum of 24 months activity on at least one*

→ Disallowed borrowers from switching to Stated Income from Full/Limited Doc

Jan 2007 → Minimum loan amount increased to $50,000 for 1st liens and $15,000 for 2nd liens

→ Maximum loans to one borrower decreased from 10 loans to 3 loans

→ Maximum aggregate loan amount to one borrower decreased from $6MM to $2.5MM

→ Minimum credit score for non-piggyback 1st liens increased
- ✓ *Stated income and 95% LTV/CLTV = 640*
- ✓ *Full doc and >80% LTV/CLTV = 540*
- ✓ *Full doc and ≤ 80% = 500*

 **Washington Mutual**

Improving credit standards since 2004 (cont.)

Jan 2007 → Non-owner occupied purchase money loans: FICO minimum = 660; LTV/CLTV maximum = 80%
    → Revised minimum credit history requirements
- ✓ *Purchase money and LTV/CLTV ≥ 90% = 3 trade lines open for 24 months plus 1 open trade line with minimum high credit $2500 open ≥ 12 months*
- ✓ *All non-owner occupied loans = 3 trade lines open for 24 months plus 1 open trade line with minimum high credit $2500 open ≥ 12 months*

→ Limited seller concessions
→ Established maximum LTV/CLTV for Georgia, Michigan and Ohio loans
- ✓ *Full doc = 90%*
- ✓ *Limited doc / stated income = 80%*

→ Established maximum LTV/CLTV and minimum FICO for Illinois and Indiana loans
- ✓ *Full doc and LTV/CLTV > 95%: minimum FICO = 640*
- ✓ *Stated income: minimum FICO = 640 and maximum LTV/CLTV = 95%*

→ Reduced the maximum age at funding of qualifying documents from 90 days to 60 days
→ Require 12 months canceled checks for verification of rent
→ Original LTV/CLTV used when refinancing properties owned ≤ 6 months
→ Original LTV/CLTV used when refinancing owner-occupied properties owned ≤ 12 months
→ Purchase money loans on properties owned by seller ≤ 6 months are disallowed
→ Property value increases > 20% in 12 months require a driveby appraisal and documented support
→ Established guidelines for loans backed by properties inherited within the prior 12 months

 **Washington Mutual**

A Major Shift in Characteristics in 2004







Proactive response to negative industry trends



90+ Delinquencies (OTS) at 7 months seasoning
All 1st Liens
Originated January - June

Industry · Long Beach

Subprime performance has deteriorated in 2006 more for Long Beach than the industry





90+ Delinquencies (OTS) at 7 months seasoning
Securitized 1st Lien ARMs
Originated January - June
Purchase Money, LTV 75.1% - 80%

Industry · Long Beach



Securitized 1st Lien ARMs
Originated January to June
Purchase Money Loans, LTV 75.1% - 80%

Industry · Long Beach

Management actions have been effective in reducing these and other high-risk loan types





1st liens with Simultaneous 2nd liens

Source: LoanPerformance, Washington Mutual

Data as of December 21, 2006

 **Washington Mutual**

Historical performance of Piggyback 1st Liens compared to Stand-alone 1sts with 80% LTV







 Washington Mutual

Impact of credit changes on FICO distribution

✓ Fewer sub-600 FICOs

✓ More FICOs 600 to 650









Improved FICO characteristics



Average FICO Score

Improving Average FICO on 1sts



And a tighter FICO distribution





FICO Distribution



Improvements in collateral mix



Fewer piggyback loans



And better FICO scores on non-piggyback loans







A Shift Away from Piggyback Stated Income





Note: base = Dec 2004 monthly origination volume; piggyback = 1st lien loan having a 2nd lien loan originated simultaneously

 **Washington Mutual**

Higher Average FICOs and more Full Docs



Full Doc 1sts % and FICO Score



Stated 1sts % and FICO Score



Limited 1sts % and FICO Score



Full Doc 2nds % and FICO Score



Stated 2nds % and FICO Score



Limited 2nds % and FICO Score

Note: Long Beach Mortgage does not originate stand-alone 2nds

Washington Mutual

Higher Average FICOs for each loan purpose



Purchase 1sts % and FICO Score
% of Monthly Production
Purch - 1sts
FICO Purch - 1sts



Cashout 1sts % and FICO Score
% of Monthly Production
Cashout - 1sts
FICO Cashout - 1sts



Refi (no cashout) 1sts % and FICO Score
% of Monthly Production
Refi (no cashout) - 1sts
FICO Refi (no cashout) - 1sts



Purchase 2nds % and FICO Score
% of Monthly Production
Purch - 2nds
FICO Purch - 2nds



Cashout 2nds % and FICO Score
% of Monthly Production
Cashout - 2nds
FICO Cashout - 2nds



Refi (no cashout) 2nds % and FICO Score
% of Monthly Production
Refi (no cashout) - 2nds
FICO Refi (no cashout) - 2nds



Washington Mutual

Higher Average FICOs for loans to investors









2006 Transaction Statistics

	2006-1	2006-2	2006-3	2006-4	2006-5	2006-6	2006-7	2006-8	2006-9	2006-10	2006-11
Issue Date	Feb 7, 2006	Mar 7, 2006	Apr 6, 2006	May 9, 2006	Jun 15, 2006	Jul 26, 2006	Aug 30, 2006	Sep 21, 2006	Oct 12, 2006	Nov 9, 2006	Dec 14, 2006
Aggregate Pool Size (billions)	$ 2.50	$ 3.00	$ 1.74	$ 1.92	$ 1.93	$ 1.69	$ 1.60	$ 1.38	$ 1.52	$ 1.01	$ 1.50
Average Loan Size	$ 221,218	$ 203,813	$ 213,779	$ 194,309	$ 200,960	$ 212,127	$ 212,882	$ 214,166	$ 217,404	$ 215,152	$ 235,110
Weighted Average Coupon	8.25%	8.54%	8.51%	8.55%	8.60%	8.39%	8.39%	8.46%	8.53%	8.47%	8.20%
ARM Gross Margin	5.11%	5.10%	5.10%	5.10%	5.10%	5.10%	5.09%	5.11%	5.10%	5.11%	5.11%
FICO	633	632	634	635	631	639	638	639	639	635	639
FICO < 600	26.7%	25.7%	23.0%	20.0%	23.1%	18.7%	18.8%	18.7%	18.9%	21.2%	21.1%
Original Loan to Value Ratio	79.7%	80.9%	80.7%	80.8%	80.9%	80.9%	80.8%	81.2%	81.8%	81.7%	81.3%
Combined Loan to Value Ratio	90.7%	90.8%	90.6%	92.4%	89.2%	90.2%	89.7%	89.9%	89.9%	88.9%	87.7%
Debt to Income Ratio	41.6%	41.7%	41.4%	41.7%	41.0%	41.5%	41.5%	39.4%	39.5%	39.5%	39.3%
1st Liens	100.0% 633	96.3% 631	96.0% 633	95.0% 633	95.0% 630	95.0% 638	94.6% 637	94.0% 638	93.8% 637	93.8% 634	93.8% 638
2nd Liens	0.0% na	3.7% 659	4.0% 661	5.0% 660	5.0% 657	5.0% 658	5.4% 658	6.0% 658	6.3% 658	6.2% 655	6.3% 659
1sts Liens with 2nd Liens (Total	58.4% 653	52.5% 654	53.1% na	61.1% 650	44.1% 651	48.3% 657	46.2% 657	44.7% 657	41.8% 657	37.3% 654	32.9% 657
1sts Liens with 2nd Liens (% of	58.4% 653	54.5% 654	55.4% na	64.3% 650	46.4% 651	50.9% 657	48.9% 657	47.6% 657	44.5% 657	39.6% 654	35.1% 657
Adjustable Rate Mortgages	91.3% 633	88.1% 632	87.3% 633	85.9% 634	82.8% 630	83.9% 638	83.9% 636	82.6% 636	81.9% 636	78.8% 631	75.9% 634
Fixed Rate Mortgages	8.7% 628	11.9% 632	12.7% 638	14.1% 639	17.3% 637	16.2% 643	16.1% 646	17.4% 655	18.2% 653	21.2% 652	24.2% 657
Loans with Prepay Penalties	67.8% 633	66.1% 632	67.9% 634	67.3% 636	67.9% 631	71.7% 640	69.1% 640	75.1% 640	74.9% 641	75.5% 637	79.5% 640
Interest Only Loans	7.6% 674	8.5% 667	8.1% 664	7.1% 662	7.3% 668	6.4% 669	6.3% 666	7.5% 666	6.3% 671	8.5% 669	8.8% 665
40 Year Amortization	44.6% 648	45.0% 645	44.9% 649	41.7% 652	45.0% 640	52.8% 647	52.1% 646	46.3% 648	49.3% 646	43.9% 640	49.9% 642
Full Documentation	46.3% 610	43.6% 609	42.6% 612	44.0% 614	48.7% 617	51.0% 624	53.6% 626	52.3% 629	52.5% 628	57.7% 626	60.3% 632
Stated Income	49.2% 655	52.5% 652	53.6% 653	52.4% 652	46.8% 648	44.2% 656	41.4% 653	41.9% 654	42.1% 653	38.3% 649	34.9% 652
Limited Documentation	4.6% 616	3.9% 616	3.8% 614	3.7% 629	4.5% 621	4.8% 634	5.0% 632	5.8% 629	5.5% 631	4.0% 630	4.9% 630
Owner Occupied	89.6% 631	89.1% 630	88.7% 632	90.6% 634	89.2% 628	91.4% 636	91.4% 636	91.1% 637	89.7% 636	90.5% 632	91.4% 636
Non-owner Occupied	9.1% 649	9.6% 646	9.8% 649	8.6% 646	9.2% 660	7.4% 665	7.1% 665	7.5% 669	8.5% 665	7.9% 662	7.3% 670
2nd Home	1.3% 641	1.3% 650	1.5% 642	0.8% 644	1.6% 645	1.2% 643	1.4% 641	1.4% 650	1.8% 638	1.7% 660	1.3% 649
Purchase	63.2% 649	61.9% 650	60.7% 652	68.3% 649	56.8% 647	56.2% 654	52.3% 656	51.7% 657	49.5% 655	46.0% 654	40.1% 657
Cashout	33.2% 604	34.2% 603	35.5% 606	28.6% 605	39.7% 611	39.4% 619	43.9% 619	41.3% 619	42.0% 619	45.8% 617	52.3% 625
Rate/Term Refi	3.7% 607	3.8% 602	3.9% 613	3.1% 602	3.6% 609	4.4% 617	3.8% 611	6.9% 631	8.5% 640	8.2% 632	7.6% 639
California	39.9% 644	39.8% 643	41.4% 645	38.2% 647	38.2% 641	41.8% 648	39.5% 648	39.6% 648	40.1% 647	35.9% 645	45.5% 649
Florida	8.2% 629	7.5% 632	8.7% 626	9.1% 636	9.8% 628	10.4% 636	11.6% 633	11.8% 635	9.8% 635	10.3% 630	7.1% 627
Illinois	6.7% 639	5.5% 633	4.6% 639	5.6% 632	4.7% 632	4.0% 645	4.8% 636	2.9% 639	4.5% 641	3.5% 632	3.3% 639
Texas	4.8% 610	4.5% 617	4.2% 613	5.3% 623	5.5% 620	5.1% 624	5.2% 629	4.6% 631	4.6% 630	4.9% 637	3.8% 624



Washington Mutual

2007 Transaction Statistics

	2007-1	
Issue Date	Jan 16, 2006	
Aggregate Pool Size (billions)	$ 1.39	
Average Loan Size	$ 223,759	
Weighted Average Coupon	8.15%	
ARM Gross Margin	5.13%	
FICO	637	
FICO < 600	21.4%	
Original Loan to Value Ratio	81.4%	
Combined Loan to Value Ratio	87.2%	
Debt to Income Ratio	40.2%	
1st Liens	93.8%	636
2nd Liens	6.2%	655
1sts Liens with 2nd Liens (Total Pool)	30.4%	655
1sts Liens with 2nd Liens (% of 1sts)	32.4%	655
Adjustable Rate Mortgages	74.2%	632
Fixed Rate Mortgages	25.8%	653
Loans with Prepay Penalties	79.8%	638
Interest Only Loans	9.4%	668
40 Year Amortization	46.1%	639
Full Documentation	61.7%	630
Stated Income	32.7%	653
Limited Documentation	5.6%	628
Owner Occupied	90.2%	635
Non-owner Occupied	7.9%	662
2nd Home	1.9%	660
Purchase	38.6%	653
Cashout	49.4%	624
Rate/Term Refi	12.0%	643
California	40.5%	648
Florida	7.3%	632
Illinois	3.9%	634
Texas	4.8%	625

 **Washington Mutual**

Risk Management – Appraisal Review

- 100% appraisal review by Long Beach Mortgage underwriters

- 100% appraisal review to Washington Mutual standards
  1. OptisValue System is WMB's rules-based system and checks eligibility of 100% of appraisals
  2. CoreLogic's <u>HistoryPro</u> and <u>ThirdParty Scorecard</u> are used to reduce the risk of fraud
     - <u>HistoryPro</u> calculates an f-score (0 – 25) that represents the likelihood of flipping
       - Score 0: appraisal review complete
       - Score 1 – 3: CoreLogic's <u>AVMSelect</u> used to verify value
         - 15 AVM vendors tested on > 44,000 properties purchased Q4 2005
         - Top 5 vendors assigned by county
         - Choice of vendor based on accuracy and hit rate of AVM
         - Verification annually
         - AVM value triggers technical review if < 85% or > 120% of appraisal
       - Score 4 – 25: Appraisal sent to vendor management company for a technical review
     - <u>ThirdParty Scorecard</u> calculates a score (0 – 25) that represents the likelihood the broker is committing collateral fraud; scores > 5 require vendor management company to complete a technical review

- Technical reviews performed by eAppraiseIT (First American) and LSI (Fidelity)
  1. Certified or licensed appraisers perform desktop or driveby review on about 30% of appraisals
  2. Currently, each vendor assigned half of all reviews for each geographic area
  3. Eventually, choice will be based on review quality, valuation accuracy and speed

- Loans underwritten using lower of appraised or revised value (0% tolerance)

Washington Mutual

Strong Compliance Culture

✓ **Compliance reporting lines are independent of business units**

✓ **LBM compliance officers dedicated to loan fulfillment centers**

✓ **High cost calculations automated in the loan origination system and prohibit approval of high cost loans**

✓ **100% of loans are reviewed for, among other things, compliance with key consumer regulations prior to funding**

✓ **100% of refinance loans must pass a net tangible benefits test**

✓ **Corporate Compliance Risk reviews a sample of closed loans every month for compliance by loan fulfillment center and the grades are part of the loan fulfillment center's Key Performance Indicators**

 **Washington Mutual**

Subprime Mortgage Conduit

 **Washington Mutual**

WaMu Subprime Conduit Strategy

- Create a business model that is focused on long-term, stable income growth rather than short-term cash proceeds
  - *Unlike some Wall Street conduits, WaMu's conduit has significant "skin in the game"*
  - *Opportunistically add loans to WaMu's balance sheet*
- Develop strong, lasting partnerships with sellers
  - *Focused on middle market subprime lenders (net worth ≈ $5MM on average)*
  - *WaMu can provide warehouse funding, takeout, deposit services, etc.*
- Implement strong risk management systems
  - *Accurate credit risk assessment*
  - *Ongoing risk management and feedback to acquisition and credit risk teams*
  - *Goal is stable and consistent loan performance*
- Employ "best in class" servicing tools and techniques
  - *Washington Mutual sells servicing retained and affiliates retain residual ownership*
  - *Goal is to attain superior performance given credit quality*
  - *Ongoing performance feedback to acquisition and credit risk teams*
- Create strong relationships with investor partners
  - *Transparency is a key goal*

 **Washington Mutual**

Risk Management – Sellers

- Seller due diligence focused on developing a long-term profitable relationship
  - *Thorough review of business and lending practices, underwriting philosophy and guidelines*
    - Comparison to industry standards
    - Focus on prudent risk management of seller
    - Limit exposure to predatory lending and full compliance with consumer regulations
  - *Review historical performance and compare to industry norms*
  - *Net worth ≈ $5MM on average*
    - Sellers have room to grow their businesses but are not too big to control
    - WaMu can provide full menu of banking services
- Ongoing "Deep Dive" seller performance monitoring using proprietary risk management models
  - *Focus on credit and churning*
  - *Performance vs. expectations*
  - *Performance vs. other WaMu partners*
  - *Performance vs. industry*
  - *Seller reps/warrants strictly enforced*

 **Washington Mutual**

Risk Management – Mortgages

- Extensive use of models drives performance expectations
  - Models are constantly re-calibrated to incorporate recent performance history
- Clearly established minimum standards
  - Credit standards reviewed and approved by Washington Mutual Credit Policy Committee
  - Seller pools are filtered to so that loans meet minimum standards prior to due diligence
  - **NO** FICO < 500
  - MAX LTV/CLTV 100
  - **NO** High-risk property types: MH, 5+ units, condotels, coops, time shares
- Significant level of loan level due diligence by third-party due diligence firms
  - 100% complete re-underwrite on pools purchased from new sellers
  - 25% - 100% complete re-underwrite for repeat sellers
  - 100% validation of appraisal using third-party appraisal valuation product
  - 20% - 100% appraisals reviewed using appraiser drive-by review
  - 100% collateral file review by custodian
  - 100% review for consumer compliance
  - 100% review for predatory practices: flipping, equity stripping, fraud
- Washington Mutual management reviews all due diligence decisions by third-parties

 **Washington Mutual**

Collateral profile of conduit channel

Transaction		2006-HE1	2006-HE2	2006-HE3	2006-HE4	2006-HE5
Closing Date		Apr 20, 2006	May 25, 2006	Sep 29, 2006	Oct 27, 2006	Oct 28, 2006
Pool Size		$ 389,194,677	$ 472,002,321	$ 411,288,638	$ 291,043,919	$ 641,653,691
Loan Type	2nd Lien %	3%	6%	4%	5%	5%
	Adjustable Rate Mortgages	84%	86%	76%	86%	78%
	Interest Only Loans	35%	21%	20%	12%	11%
	40 Year Amortization	2%	18%	32%	42%	36%
	Piggyback 1sts	42%	41%	27%	24%	36%
Coupon	Weighted Average Coupon	7.38%	8.30%	8.16%	8.50%	8.31%
	ARM Gross Margin	5.69%	6.08%	5.60%	6.42%	6.62%
Loan Size	Average Loan Size	$ 208,039	$ 183,018	$ 222,559	$ 155,389	$ 192,805
	Loans < $50,000	1%	2%	1%	2%	2%
	Loans > $500,000	13%	12%	14%	6%	10%
Borrower Quality	FICO	635	625	623	631	626
	FICO < 600	24%	31%	35%	26%	29%
	0x30 Mortgage/Rent History	79%	79%	79%	58%	0%
	Debt to Income Ratio	41%	42%	42%	42%	42%
	DTI > 55%	0%	2%	0%	0%	0%
Loan-to-Value	Original Loan to Value Ratio	79%	81%	80%	83%	83%
	OLTV > 80%	29%	30%	37%	32%	49%
	Combined Loan to Value Ratio	87%	89%	84%	92%	89%
	CLTV > 80%	69%	70%	60%	78%	77%
Documentation	Full Documentation	45%	54%	51%	50%	47%
	Stated Income	49%	43%	45%	26%	50%
Property	Owner Occupied	96%	96%	93%	94%	94%
	SFR + PUD	94%	88%	84%	88%	87%
	California	40%	37%	39%	17%	28%
Purpose	Cashout	48%	45%	65%	37%	58%
	Purchase	47%	51%	27%	58%	38%

 **Washington Mutual**

Subprime Servicing



Servicing Default Management Organization

- **Steve Champney**, SVP
  - **Ed Bach**, National Mgr, Collections
    - Div. Mgr, SubPrime IB/OB
    - Div. Mgr, SubPrime 30-89
    - Div. Mgr, EPD/FPD
    - Div. Mgr, Prime
    - Div. Mgr, SubPrime IB/OB
    - Dept. Mgr, SubPrime LM/ Back End Chats
    - Dept Mgr, SubPrime LM/ Front End Jax
  - **Ann Thorn**, National Mgr, Asset Recovery
    - Div. Mgr, BKR/FLC Timeline
    - Div. Mgr, BKR/FLC Splc. Loans
    - Div. Mgr, AR Vendor Mgmt
    - Div. Mgr, P/P & S/P
  - **Ken Bartell**, National Mgr, Default Reporting, MIS, FRU
    - Dept Mgr
    - Dept Mgr, Def. Reporting
    - Div. Mgr, Call Center Strategy
    - Mgr II, MIS/Budget
  - **Renee Johnson**, National Mgr, SOS/REO
    - Div. Mgr, Audit
    - Div.Mgr, Sr. Project Mgr
    - Dept Mgr II, Communications
    - REO Div. Mgr
    - SM II, Prime REO - FL
    - Asset Mgr II, SP REO - TX
  - **Brad Kallner**, National Mgr, Loss Mitigation
    - Dept Mgr, Ops Support
    - Dept. Mgr, Workout Spec.
    - Sect. Mgr II, Organ. Design
    - Dept. Mgr, Spec. Projects
  - **Danny Lawson**, Senior Mgr, Reserves
  - **Ron Poindexter**, National Mgr, Home Equity
    - Site Mgr
    - Site Mgr
    - Mgr Technology III
    - Sr Project Mgr
  - **Nancy Gonseth**, National Mgr, Credit Risk
    - Sr Credit Risk Analyst
    - Sr Credit Risk Analyst
    - Sr Credit Risk Analyst



Washington Mutual

Management Experience

Steve Champney, Senior Vice President
National Default Management

Ed Bach

National Manager
Prime / Sub-prime Collections &
Sub-prime Loss Mitigation
Location: Jacksonville/Chatsworth
14 Years Experience

Brad Kallner

National Manager
Prime Loss Mitigation

Location: Jacksonville
15 Years Experience

Ken Bartell

National Manager
Final Analysis, Dialer, and Default
Reporting
Location: Chatsworth/Jacksonville
21 Years Experience

Danny Lawson

FVP
Reserves

Location: Jacksonville
20 Years Experience

Ann Thorn

National Manager
Asset Recovery

Location: Chatsworth/Jacksonville
16 Years Experience

Renee Johnson

National Manager
Strategic Operations/REO

Location: Jacksonville
18 Years Experience

Nancy Gonseth

National Manager
Credit Risk

Location: Jacksonville
21 Years Experience

Ron Poindexter

National Manager
Home Equity

Location: Jacksonville
23 Years Experience

 Washington Mutual

Servicer Ratings reflect above average ability

WMB's Subprime Servicer Ratings:

➤ Moody's – "SQ2" Above Average

"Moody's ratings are based on above average collection abilities, above average loss mitigation results, above average foreclosure timeline and REO management and above average servicer stability." Moody's Investors Service press release July 8, 2005.

➤ Standard & Poor's – "Above Average"

"Servicer demonstrates very high ability, efficiency, and competence in managing mid-to-large-sized portfolios, as well as solid management experience, an acceptable track record, internal practices and policies that meet industry or regulatory standards, and a managed-portfolio performance history similar to industry averages." Standard & Poor's

➤ Fitch – "RPS2+" Full Approval (with Noted Strengths)

"Servicers that receive a level two (2/2+/2-) rating have demonstrated high performance in all relevant categories. In addition, the level two designations represent the servicer has specific strengths in several areas…" Fitch Ratings

 **Washington Mutual**

Recent improvements in subprime servicing strategy

✓ Simplified performance incentive plan and increased bonus potential

✓ Developed new capacity and forecasting models to ensure appropriate staffing levels maintained

✓ Added second site in Florida to extend hours of coverage and enhance disaster recovery

✓ Significantly enhanced dialer usage to increase size of calling campaigns and penetration rate; utilized call blending options resulting in an increase of "Right Party Contacts" and Service Levels

✓ Automated Default operational reports and employee dashboards

✓ Rolled out the "BITB Service Platform" to Sub-prime Collections and Loss Mitigation enabling customized payment and workout plans

✓ Automated foreclosure referral process resulting in increased consistency and efficiency

 **Washington Mutual**

Improved Servicing Metrics

Outbound Call Volume



Inbound Call Volume



Calls in Campaign



 **Washington Mutual**

Improved Servicing Metrics



Promises Made



Right Party Contacts



Just-In-Time Payments

 **Washington Mutual**

Washington Mutual Overview

 **Washington Mutual**

Leading Player in All Business Lines

National Rankings

Retail Banking

    Total deposits and retail banking stores   6th

    Debit cards outstanding   3rd

Bank credit card issuer[1]   6th

Commercial Group

    Multi-family portfolio holdings   1st

Home Loans

    Home lending originations and servicing[2]   3rd

    Home equity loans   6th

    Subprime lending[3]   9th

[1] Nilson Report, 8/06, mid-year 2006 ranking.
[2] Inside Mortgage Finance, YTD through 9/30/06 (originations), as of 9/30/06 (servicing)
[3] Inside B&C Lending, YTD through 9/30/06

 **Washington Mutual**

Powerful Distribution Franchise

⭐ **Presence in 18 of 30 Largest Metropolitan Areas**

🟧 **Retail Banking and Mortgage Lending**

    2,225 Retail Stores in 15 States

    3,912 ATMs

    325 Home Loan Centers in 22 States

🟩 **Wholesale, Consumer Direct and/or Long Beach Mortgage Lending in 49 States**

🔺 **Multi-Family Lending through 54 Offices in 17 Markets**

As of 12/31/06

 **Washington Mutual**

Asset Mix Continues to Evolve

$187 billion
As of 12/31/99



Prime SFRs and MBS 76%
SMF[1] 2%
Other Assets 7%
Multi-Family and CRE 10%
Home Equity and Consumer 5%

$346 billion
As of 12/31/06



Credit Cards 4%
SMF[1] 5%
Other Assets[2] 16%
Loans Held for Sale 13%
Multi-Family and CRE 11%
Home Equity and Consumer 16%
Prime SFRs and MBS 35%

[1] Specialty Mortgage Finance includes home loans purchased from dedicated subprime lenders and all loans originated by Long Beach Mortgage and held in its investment portfolio.

[2] Other assets includes mortgage servicing rights, goodwill, other investment securities and cash and cash equivalents

 **Washington Mutual**

Management Depth

- WaMu has added management depth over the past year and a half, hiring talented executives with extensive experience at leading commercial banks and other financial services firms



- **Kerry Killinger** — Chairman and CEO — *34 Years of Industry Experience*
  - **Tom Casey** — CFO — *15 Years*
    - **John Woods** — Controller — *19 Years*
    - **Robert Williams** — Treasurer — *20 Years*
  - **Fay Chapman** — Chief Legal Officer — *30 Years*
  - **Steve Rotella** — President and COO — *27 Years*
    - James Corcoran — President, Retail Bank — 25 years
    - **Joseph Saunders** — President, Credit Cards — *37 Years*
    - **David Schneider** — President, Home Loans — *13 Years*
    - **Al Brooks** — President, Commercial — *27 Years*
    - **Deb Horvath** — **Chief Tech. Officer** — *26 Years*
  - **Ron Cathcart** — Chief Enterprise Risk Officer — *23 Years*

Executives shaded in yellow joined Washington Mutual after October 1, 2004



Washington Mutual

Strong Credit Ratings

- Based on WaMu's strong deposit base, lending franchise and financial strength

	Washington Mutual, Inc.				WM Bank			
	Moody's	**S&P**	**Fitch**	**DBRS**	**Moody's**	**S&P**	**Fitch**	**DBRS**
Senior Unsecured LT	A3	A-	A	A	A2	A	A	A
Short Term	P2	A2	F1	R-1	P1	A1	F1	R-1
Subordinated	Baa1	BBB+	A-	A	A3	A-	A-	A
Deposit	--	--	--	--	A2	n/r	A+	A
Preferred Stock	Baa2	BBB	A-	BBB	n/r	n/r	n/r	n/r
Outlook	S	P*	S	S	S	P*	S	S

* On Positive Outlook

Moody's[1]

- "Ratings reflect its solid consumer and mortgage franchises, with strong market shares in many different geographic markets, as well as its good earnings, sound asset quality and solid management."

Standard & Poor's[2]

- "The outlook revision reflects the significant improvement in risk management practices within WaMu's mortgage bank operations, in particular the risks of managing a large servicing portfolio."

1 Source: Moody's, 4/06
2 Source: Standard and Poor's, 2/16/06

 **Washington Mutual**

Contacts

Doug Potolsky
WaMu Subprime Capital Markets
Senior Vice President
(212) 702-6961
doug.potolsky@wamu.net

Dave Coultas, CFA, CPA
Long Beach Mortgage
FVP, Capital Markets
(206) 302-4158
dave.coultas@wamu.net

Henry Engelken, CFA
WaMu Subprime Capital Markets
FVP, Director of Investor Relations
(212) 702-6965
henry.engelken@wamu.net

Long Beach Mortgage performance information:

www.longbeachmortgage.com

wmsubprime.lewtan.com

Lead underwriter contacts:

Vincent Varca
WaMu Capital Corp.
Director
(212) 702-6931
vincent.varca@wamu.net

Kevin Richmond
WaMu Capital Corp.
Subprime Trader
(212) 702-6921
Kevin.richmond@wamu.net

 **Washington Mutual**